SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2024

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 19, 2024, Nano Dimension Ltd. (the “Company”) issued a press release titled “Nano Dimension Announces Another Deep Learning AI Patent Granted to its DeepCube Technology,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The first through fifth paragraphs and the section titled “Forward Looking Statements” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on March 19, 2024, titled “Nano Dimension Announces Another Deep Learning AI Patent Granted to its DeepCube Technology.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 19, 2024	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Financial Officer and Chief Operating Officer

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